UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*†

Prospect Capital Corporation

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $ 0.001 per share

__________________________________________________________________________________

(Title of Class of Securities)

74348T102

__________________________________________________________________________________

(CUSIP Number)

John F. Barry III

10 East 40th Street, 44th Floor

New York, NY 10016

212-448-1858

__________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2020

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes Amendment No.4 to the Schedule 13D filed on behalf of the John and Daria Barry Foundation and Amendment No. 6 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016, as amended by Amendment No. 1 filed with the SEC on November 21, 2017, Amendment No. 2 filed with the SEC on November 28, 2017, Amendment No. 3 filed with the SEC on December 28, 2017, Amendment No. 4 filed with the SEC on July 2, 2018, and Amendment No. 5 filed with the SEC on January 7, 2019.

CUSIP No. 74348T102
1. Names of Reporting Persons.
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
BK, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
91,745,679.13

8. Shared Voting Power
194,675.49

9. Sole Dispositive Power
91,745,679.13

10. Shared Dispositive Power
194,675.49

11. Aggregate Amount Beneficially Owned by Each Reporting Person
91,940,354.62
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
25.01%
14. Type of Reporting Person
IN

CUSIP No. 74348T102
1. Names of Reporting Persons.
John and Daria Barry Foundation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
24,267,312.12

8. Shared Voting Power
0

9. Sole Dispositive Power
24,267,312.12

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
24,267,312.12
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
6.60%
14. Type of Reporting Person
OO

This Schedule 13D/A constitutes Amendment No. 4 to the Schedule 13D on behalf of the John and Daria Barry Foundation (the “Foundation”) and Amendment No. 6 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 21, 2017 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on November 28, 2017 (“Amendment No. 2”) Amendment No. 3 filed with the SEC on December 28, 2017 (“Amendment No. 3”), Amendment No. 4 filed with SEC on July 2, 2018 (“Amended No.4”), and Amendment No. 5 filed with SEC on January 7, 2019 (“Amended No.5”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, or Amendment No. 5, and such prior disclosure, as so amended, is incorporated into this Amendment No. 4 to the Schedule 13D on behalf of the Foundation and Amendment No. 6 to the Schedule 13D of John F. Barry III.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by adding the following:

From January 24, 2020 to March 23, 2020, 290,000.000 Shares were acquired by the Foundation using cash on hand. From January 24, 2020 to March 23, 2020, 27,532,339.006 Shares were acquired by Mr. Barry using personal funds. From January 24, 2020 to March 23, 2020, 10,252.803 Shares were acquired through an IRA account controlled by John F. Barry III, (the “John F. Barry III IRA”). From January 24, 2020 to March 23, 2020, 4,238.625 Shares were acquired through an IRA account controlled by Daria Barry, (the “Daria Barry IRA”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 367,658,352 outstanding Shares as of February 10, 2020, as reported in the Issuer’s Form 10-Q filed on February 10, 2020. Mr. Barry has sole voting and dispositive power over the 91,745,679.13 Shares held by him directly and through the Foundation as of March 23, 2020. Mr. Barry has shared voting and dispositive power over the 194,675.49 shares acquired through the Daria Barry IRA.

(c) The following table sets forth all other transactions with respect to Shares effected during the past sixty days by Mr. Barry and the Foundation. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Account	Amount of Securities	Weighted Average Price per Share	Type
3/20/2020	Barry	190,000.000	4.81	Purchase
3/20/2020	Barry	150,000.000	4.94	Purchase
3/20/2020	Barry	1,000,000.000	4.96	Purchase
3/20/2020	Barry	832,307.000	5.03	Purchase
3/20/2020	Barry	127,693.000	4.95	Purchase
3/19/2020	Barry	8,804.839	4.62	Dividend
3/19/2020	JB - IRA	2,496.214	4.62	Dividend
3/19/2020	Barry	1,500,000.000	4.67	Purchase
3/19/2020	Barry	645,160.000	4.86	Purchase
3/19/2020	Foundation	290,000.000	4.71	Purchase
3/18/2020	Barry	1,974,530.000	4.21	Purchase
3/18/2020	Barry	3,353,654.000	4.56	Purchase
3/17/2020	Barry	265,200.000	5.00	Purchase
3/17/2020	Barry	4,000,000.000	4.97	Purchase
3/16/2020	Barry	4,610,490.000	4.77	Purchase
3/13/2020	Barry	3,252,951.000	4.92	Purchase
3/12/2020	Barry	1,686,051.000	4.73	Purchase
3/12/2020	Barry	92,017.000	4.31	Purchase
3/12/2020	Barry	2,783,638.000	4.47	Purchase
3/11/2020	Barry	698,091.000	4.79	Purchase
3/10/2020	Barry	6,500.000	4.94	Purchase
3/10/2020	Barry	187,304.000	5.01	Purchase
3/10/2020	Barry	139,051.000	5.02	Purchase
3/09/2020	Barry	33,004.000	4.98	Purchase
2/20/2020	Barry	1,931.253	6.56	Dividend
2/20/2020	JB - IRA	4,214.717	6.56	Dividend

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

By: /s/ John F. Barry III

Name: John F. Barry III

JOHN AND DARIA BARRY FOUNDATION

By: /s/ John F. Barry III

Name: John F. Barry III

Title: Trustee